Exhibit 1

TTI-Team-Telecom International Ltd.
12 Amal Street, Afek Park
Rosh Ha'ayin 48092, Israel
Tel: +972-3-926-9700
Fax: +972-3-926-9849
www.tti-telecom.com

May 11, 2009

Dear Shareholder,

        You are cordially invited to attend a Special General Meeting of Shareholders of TTI Team Telecom International Ltd. to be held on Thursday, June 11, 2009, at 5:00 p.m. (Israel time), at our executive offices at 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel.

        We encourage you to read carefully the accompanying proxy statement/information statement, which discusses in detail the various matters to be voted upon at the Special General Meeting.

        Your vote is very important! Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the meeting. No postage is required if mailed in the United States.

        We appreciate your continuing interest in TTI Team Telecom International Ltd.

Very truly yours,

Meir Lipshes
Chairman of the Board of Directors

TTI TEAM TELECOM INTERNATIONAL LTD.

NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting” or the “Special Meeting”) of TTI Team Telecom International Ltd. (“we”, “TTI” or the “Company”) will be held on Thursday, June 11, 2009, at 5:00 p.m. (Israel time), at the offices of the Company, 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel, for the following purposes:

(1) To approve the grant of an annual bonus for the year 2008 to Meir Lipshes, the Chairman of the Board of Directors of the Company and its Chief Executive Officer;

(2) To transact such other business as may properly come before the Meeting or any adjournment thereof.

        Shareholders of record at the close of business on May 7, 2009, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Joint holders of shares should take note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share.

        Shareholders who are unable to attend the Special Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States.

By Order of the Board of Directors

Meir Lipshes
Chairman of the Board of Directors

May 11, 2009

TTI TEAM TELECOM INTERNATIONAL LTD.
12 Amal Street
Rosh Ha’ayin, Israel

PROXY STATEMENT

        This Proxy Statement is being furnished to the shareholders of TTI Team Telecom International Ltd. (“we”, “TTI” or the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Special General Meeting of Shareholders (the “Meeting” or the “Special Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of Special Meeting of Shareholders. The Meeting will be held on Thursday, June 11, 2009, at 5:00 p.m., at our executive offices at 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel. This Proxy Statement and the accompanying form of proxy are first being mailed to our shareholders on or about May 11, 2009.

Purpose of the Special Meeting

        The agenda of the Special Meeting will be as follows:

(1) To approve the grant of an annual bonus for the year 2008 to Meir Lipshes, the Chairman of the Board of Directors of the Company and its Chief Executive Officer;

(2) To transact such other business as may properly come before the Meeting or any adjournment thereof.

Recommendation of the Board of Directors

        Our Board of Directors recommends a vote FOR approval of the proposal set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

        Only holders of record of our shares at the close of business on May 7, 2009, the record date for the Meeting, are entitled to notice of, and to vote at, the Special Meeting. We had 16,003,155 Ordinary Shares, NIS 0.50 nominal value each (“Ordinary Shares”), and 2,936,391 Series A Preferred Shares, NIS 0.50 nominal value each (“Series A Preferred Shares”), outstanding on May 3, 2009.

        Each Ordinary Share and each Series A Preferred Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Special Meeting.

        A quorum must be present in order for the Special Meeting to be held. According to our Amended and Restated Articles of Association (the “Articles of Association”), the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing at least one third (33.3%) of the total voting rights in the Company. If within one hour from the time established for the commencement of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, June 18, 2009 at the same time and place or, if the Chairman of the Board of Directors of the Company so determines, with the consent of a majority of the shares represented at the Meeting, in person or by proxy, and voting on the question of adjournment, to such other day, time and place as shall be so determined. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum.

        Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Proxies

        Proxies for use at the Special Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about May 11, 2009 and will be solicited primarily by mail; however, certain of the Company’s officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owners of our shares.

        All shares represented by properly executed proxies received by the Company seventy-two (72) hours prior to the Meeting will, unless such proxies have been previously revoked, be voted at the Special Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above. If any other matters are properly presented for action at the Meeting (which is not anticipated), the proxy holders will vote (which authority is conferred to such holders to vote on such matters by the proxies) in accordance with their best judgment. A shareholder returning a proxy may revoke it at any time up to one hour prior to commencement of the Meeting by communicating such revocation in writing to the Company’s Chief Financial Officer or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Special Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to TTI Team Telecom International Ltd., 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel, Attention: Tali Cohen-Tueg, Acting Chief Financial Officer.

Security Ownership

Major Shareholders

Set forth below is information known to us concerning our shareholders that are the beneficial owners of 5% or more of outstanding ordinary shares or preferred shares as of March 19, 2009:

Name of shareholder	Number of ordinary shares held	Percentage of our outstanding ordinary shares *	Number of preferred shares held	Percentage of our outstanding preferred shares **	Total shares beneficially owned ***	Percentage of our outstanding share capital****

Shlomo Eisenberg (1)(2)(3)	4,689,924	29.3%	-	-	4,689,924	24.8%
Neuberger & Berman (4)(5)	1,180,332	7.4%	1,799,995	61.3%	3,980,325	21.0%
Rima Management, LLC and Richard Mashaal (6)	1,104,705	8.3%	227,300	7.7%	1,332,005	7%

S Squared Technology (7)	363,637	2.3%	909,091	30.9%	1,272,728	6.7%

* Based on an aggregate of 16,003,155 ordinary shares outstanding as of March 18, 2009.

** Based on an aggregate of 2,936,391 preferred shares outstanding as of March 18, 2009.

*** Includes shares underlying options or warrants held by such person that are exercisable within 60 days. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group.

**** Based on an aggregate of 18,939,546 ordinary and preferred shares outstanding as of March 18, 2009.

(1)	Shlomo Eisenberg holds 1,069,530 ordinary shares, 67,468 ordinary shares through a wholly owned corporation, and his wife, Tirza Eisenberg, holds 175,000 ordinary shares. In addition, Mr. Eisenberg, directly and indirectly (through a wholly owned corporation), owns approximately 14% of Malam – Team Ltd. and is also a member of the controlling group of shareholders of Arad Investments and Industrial Development Ltd. Therefore, Mr. Eisenberg may be deemed to beneficially own the ordinary shares held by Arad, Malam – Team Ltd. and Team Software Industries Ltd. (see below). Mr. Eisenberg disclaims any such beneficial ownership.

(2)	Arad, directly and indirectly (through a wholly owned corporation), holds 3,227,476 ordinary shares. In addition, Arad owns approximately 50% of Malam – Team Ltd. and, therefore, may be deemed to beneficially own the ordinary shares held by Malam – Team Ltd. and Team Software. Arad disclaims any such beneficial ownership. Arad is an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange.

(3)	Team Software holds 145,150 ordinary shares. Malam – Team Ltd. holds 5,300 ordinary shares. Since Malam – Team Ltd. holds 100% of the issued and outstanding shares of Team Software, it may be deemed to beneficially own the ordinary shares held by Team Software. Malam – Team Ltd., an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange, is a large computer vendor in Israel. In addition, as of March 19, 2009, Meir Lipshes, the Chairman of our board of directors and CEO, owned approximately 7% of Malam – Team Ltd.‘s shares. Mr. Lipshes disclaims any beneficial ownership. As of March 19, 2009, Meir Lipshes owned approximately 2.5% of our outstanding shares directly.

(4)	As of May 9, 2006, based on a Schedule 13D/A filed by Neuberger & Berman with the SEC on May 25, 2006. Neuberger Berman, L.L.C., a Delaware limited liability company (“NB LLC”), serves as the investment adviser to LibertyView Special Opportunities Fund, L.P., a Delaware limited partnership (“LV Opportunities”), LibertyView Funds, L.P., a Delaware limited partnership (“LV Funds”), and certain other investment funds and accounts (together with LV Opportunities and LV Funds, the “Funds”). Neuberger Berman, Inc., a Delaware corporation (“NB Inc.”), serves as the sole owner and managing member of NB LLC. NB LLC may be deemed to beneficially own the ordinary shares directly held by the Funds and NB Inc. may be deemed to control NB LLC by virtue of its position as the sole owner and managing member of NB LLC. The 3,980,325 shares reported as beneficially owned by NB LLC include 1,180,332 ordinary shares, 1,799,995 Series A Preferred Shares, and 999,999 warrants to purchase ordinary shares which are exercisable within 60 days.

(5)	LV Opportunities holds 1,363,635 Series A Preferred Shares, and warrants to purchase 545,454 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. LV Funds holds 909,090 Series A Preferred Shares, and warrants to purchase 363,636 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share.

(6)	As of December 31, 2007, based on a Schedule 13G filed by Rima Management, LLC and Richard Mashaal with the SEC on February 13, 2008. The Schedule 13G indicates that Rima Management, LLC and Richard Mashaal share voting and dispositive power as to the 1,332,005 ordinary shares (comprised of 227,300 Series A Preferred Shares and 90,920 warrants to purchase ordinary shares which are exercisable within 60 days, with an exercise price of $2.5 per share) .

(7)	As of December 31, 2008, based on a Schedule 13G/A filed by S Squared Technology, LLC with the SEC on February 2, 2009. The Schedule 13G/A indicates that S Squared Technology LLC, or SST, holds a total of 991,283 ordinary shares (out of which 708,059 Series A Preferred Shares and and warrants to purchase 283,224 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share ) and S Squared Technology Partners , LP , or SSTP, beneficially owns 281,445 ordinary shares (out of which 201,032 Series A Preferred Shares, and warrants to purchase 80,413 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share). Seymour L. Goldblatt, the President of each of SST and SSTP, and Kenneth A. Goldblatt, who beneficially own a majority of the interests in SST disclaim beneficially ownership of the ordinary shares held by SST and SSTP.

Security Ownership of Our Directors and Executive Officers

The following table details, as of March 19, 2009, the number of our ordinary shares owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days) by our directors and executive officers:

Name and Address	Number of Shares Owned	Percent of Shares Outstanding

Meir Lipshes (1)	476,563	2.5%

All other directors and executive officers, as a group (consisting of 9
persons, other than Meir Lipshes) (2)	168,667	*

*	less than 1% of our outstanding ordinary shares.

(1)	As of March 19, 2009, Malam – Team Ltd. and its wholly-owned subsidiary, Team Software Industries Ltd., beneficially owned 150,450 of our ordinary shares, representing approximately 0.8% of our outstanding share capital and voting rights. As of March 19, 2009, Meir Lipshes, the Chairman of our board of directors and our acting Chief Executive Officer, owned approximately 7.0% of Malam – Team Ltd.‘s shares. Mr. Lipshes disclaims any beneficial interest in the ordinary shares owned by Team Software or Malam – Team Ltd. in us.

(2)	The number of shares owned consists solely of options exercisable into ordinary shares within 60 days. The options have exercise prices ranging from $3.5 per share to $8.0 per share, and expire between June 30, 2009 and January 10, 2011.

AGENDA OF THE SPECIAL MEETING

ITEM 1 – 2008 Bonus to Meir Lipshes

        According to Sections 270(3) and 273 of the Israeli Companies Law, 5759-1999 (the “Companies Law”), the terms of compensation for directors generally require the approval of the audit committee, the board of directors and the general meeting of the shareholders, in that order.

        Meir Lipshes serves as our Chief Executive Officer since December 2006 and as the Chairman of our Board of Directors since January 2005. In light of, among others, our financial performance in the year 2008, our Audit Committee and Board of Directors have approved the grant of a cash bonus to Mr. Lipshes in the amount of NIS 357,246 (equating to approximately $85,856), reflecting an amount equal to three (3) times his monthly service fees. By comparison, in 2008, our shareholders approved the grant of a cash bonus to Mr. Lipshes in the amount of NIS 510,696 (equating to approximately $148,000) in light of, among others, our financial performance in the year 2007.

        Our Audit Committee and Board of Directors believe that the payment of the bonus to Mr. Lipshes is appropriate in light of his contribution and involvement in our operations during 2008.

        It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the payment of the cash bonus to Mr. Lipshes as described in the Company’s Proxy Statement dated May 11, 2009, be, and it hereby is, approved.”

Required Vote

        Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

         The Board of Directors (excluding Mr. Lipshes who did not participate in the meeting) recommends that the shareholders vote “FOR” the adoption of this resolution.

Other Matters

        It is not anticipated that there will be presented at the Special Meeting any matters other than those on the agenda described above. If any other matters are properly presented at the Meeting, the persons named in the enclosed proxy card will have discretionary authority to vote all proxies in accordance with their best judgment.

By Order of the Board of Directors

Meir Lipshes
Chairman of the Board of Directors

May 11, 2009